Exhibit 2.2

Execution Version

5 December 2016

THE MANAGEMENT WARRANTORS (as named herein) and Go Daddy Operating Company, LLC

MANAGEMENT WARRANTY DEED
in relation to the sale and purchase of
the entire issued share capital of
Host Europe Holdings Limited and certain loan notes

Execution Version

CONTENT

-i-

THIS DEED is made on 5 December 2016.
PARTIES:

(1)	THE PERSONS whose names and addresses are set out in columns 1 and 2 respectively of Schedule 1 (the Management Warrantors); and

(2)	Go Daddy Operating Company, LLC, a Delaware limited liability company (the Purchaser),
(together, the parties and each a party).
IT IS AGREED:
1.DEFINITIONS AND INTERPRETATION
Unless otherwise defined in or stated to be construed pursuant to the terms of Schedule 4, words and expressions used in this deed (this Deed) shall be interpreted in accordance with schedule 4 to the SPA and the interpretative provisions of that agreement shall apply in the interpretation of this Deed.
2.    THE MANAGEMENT WARRANTIES
2.1    In connection with the Proposed Transaction, each Management Warrantor hereby jointly and severally warrants to the Purchaser by way of an independent promise of guarantee pursuant to section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) within the scope and subject to the requirements and limitations provided in this Deed that the Management Warranties are true and accurate as at the date of this Deed.
2.2    Notwithstanding anything to the contrary in this Deed, the term “so far as each Management Warrantor is aware” or any similar expression shall be deemed to mean taking into account the information of which each Management Warrantor has actual awareness as at the date of this Deed and any information of which such Management Warrantor would have been aware as at such date if the relevant Management Warrantor had made due, diligent and careful enquiries of Andreas Palm (CEO Mass Hosting), Thomas Strohe (CEO Managed Hosting), Thomas Schimmel (Group Director Finance Germany), Jonathan Wong (Group Director Finance UK), James Shutler (Director Tax/Legal), Thomas Noglik (COO PlusServer), Carsten Sjoerup (CTO Mass Hosting) and Christian Koch (Group CHRO / CIO), applying a standard of care of a prudent businessman
2.3    Each of the Management Warranties set out in the separate paragraphs of Schedule 3 shall be construed as a separate and independent warranty.
2.4    Each Management Warrantor acknowledges that the Purchaser has relied upon the Management Warranties on entering into the SPA.

3.    LIMITATION OF LIABILITY
The liability of each Management Warrantor in respect of any claim in relation to the Management Warranties (except in the case of fraud or fraudulent misrepresentation by such Management Warrantor) shall be limited as provided in Schedule 2.
4.    REMEDIES, PAYMENTS
4.1    The Purchaser is entitled to request from the Management Warrantors compensation in cash (Schadensersatz) by payment to the Purchaser of an amount necessary to compensate the Purchaser and/or the relevant Group Entities for all losses, liabilities (whether present or future, actual or contingent), damages and reasonable costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) they would not have suffered had the relevant Management Warranty been true and accurate.
4.2    Any compensation payment to be made pursuant to this Deed by a Management Warrantor to the Purchaser shall be made to the Purchaser’s Bank Account.
4.3    Payments under clause 4.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
5.    DEDUCTIONS AND WITHHOLDINGS
5.1    Each Management Warrantor shall pay all sums payable by him under this Deed free and clear of all deductions and withholdings.
6.    ASSIGNMENT
6.1    Except as provided in this clause 6 or unless the Management Warrantors and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Deed nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 6 shall be void.
6.2    As soon as practicable after any assignment in accordance with this clause 6, the Purchaser will give written notice of the assignment to the Management Warrantors.
6.3    The Purchaser may assign and delegate any or all of its rights, interests and obligations under this Deed to any person or entity that is an affiliate of the Purchaser, so long as (a) the Purchaser provides notice of such assignment to the Management Warrantors and (b) such assignee agrees in writing to be bound by all of the terms of this Deed, but in no such assignment or delegation will relieve the Purchaser of its obligations under this Deed if such assignee does not perform such obligations.
6.4    If an assignment is made in accordance with this clause 6, the liabilities of the Management Warrantors under this Deed shall be no greater than such liabilities would have been if the assignment had not occurred.

7.    WHOLE AGREEMENT
This Deed (as amended, restated, supplemented or otherwise modified from time to time) and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. Subject to the preceding sentence, it is agreed that:

(a)
no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other party in relation to the Proposed Transaction which is not expressly set out in this Deed or any other Transaction Document, including, in particular, claims pursuant to section 280 of the German Civil Code (BGB) and/or section 311 para. 2 BGB and/or section 241 para. 2 (culpa in contrahendo), rights to terminate this Deed because of the lack of essential qualities or any claims pursuant to section 313 BGB or any other rights to rescind, withdraw from or terminate this Deed or exercise any right or remedy which would have a similar effect;

(b)
any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)
the only right or remedy of a party in relation to any provision of this Deed or any other Transaction Document shall be for Claims under this Deed or claims under the relevant Transaction Document; and

(d)
except for Claims under this Deed or claims under any other Transaction Document, no party shall owe any duty of care or have any liability in tort or otherwise to the other parties in relation to the Proposed Transaction, provided that this clause shall not exclude any liability of any party for (or remedy in respect of) wilful misconduct (Vorsatz) or fraudulent misrepresentation of that party.
8.    COSTS
Except as otherwise provided in this Deed (or any other Transaction Document), each party shall be responsible for its own Costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.
9.    NOTICES
9.1    Any notice in connection with this Deed shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier; or

(b)	at the time of transmission if delivered by fax.
9.2    The addresses and fax numbers of the parties for the purpose of clause 9.1 are:

Management Warrantors
For the attention of:	Address:	Fax:
The Management Warrantors set out in column 1 of Schedule 1	The addresses and fax numbers set out opposite their respective names in column 2 of Schedule 1
With a copy to:	Address:	Fax:
SIWE Rechtsanwälte Sinzger & Partner mbB Attn.:Rechtsanwalt Martin Sinzger	Innstraße 71, 94036 Passau, Germany	49 851 98838-28
Purchaser
For the attention of:	Address:	Fax:
Matt Forkner Email: mforkner@godaddy.com	14455 N. Hayden Road Scottsdale, Arizona 85260 USA	N/A

With a copy to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Attn.: Mike Ringler
650 Page Mill Road
Palo Alto, California 94304, USA
Fax: +1 650-493-6811
Email: mringler@wsgr.com
10.    EFFECT OF CLOSING
All Management Warranties and undertakings contained in or entered into pursuant to this Deed will remain in full force and effect and (except as otherwise expressly provided) subject to the time and other limits provided in Schedule 2.
11.    COUNTERPARTS
This Deed may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Deed by e‑mail attachment or telecopy shall be an effective mode of delivery.
12.    WAIVERS, RIGHTS AND REMEDIES
Except as expressly provided in this Deed, no failure or delay by any party in exercising any right or remedy relating to this Deed shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

13.    VARIATIONS
Any amendment to, or supplementation of, this Deed, including this provision, shall be valid only if made in writing, except where a stricter form (e.g., notarisation) is required under applicable law.
14.    INVALIDITY
Should any provision of this Deed be or become, in whole or in part, void (nichtig), ineffective (unwirksam) or unenforceable (undurchsetzbar), the validity, effectiveness and enforceability of the remaining provisions of this Deed shall not be affected. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of the invalid, ineffective or unenforceable provision as regards the subject-matter, extent (Maß), time, place and scope (Geltungsbereich) of the relevant provision. The aforesaid shall apply mutatis mutandis to any gap (Lücke) that may be found to exist in this Deed.
15.    TERMINATION
15.1    This Deed is conditional on the Closing Conditions being fulfilled in accordance with the terms of the SPA. If the SPA is rescinded in accordance with clause 6.3 of the SPA, this Deed shall terminate with effect from that date.
15.2    If the SPA terminates for any reason, this Deed shall terminate with effect from such termination.
16.    LANGUAGE
16.1    This Deed is written in the English language (except those Exhibits that may be entirely or partially in the German language). Terms to which a German translation has been added shall be interpreted throughout this Deed in the meaning assigned to them by the German translation.
16.2    Any reference made in this Deed to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (the Legal Terms) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as functionally come closest to the Legal Terms under German law.
17.    THIRD PARTY ENFORCEMENT RIGHTS
This Deed shall not grant any rights to, and is not intended to operate for the benefit of, third parties unless otherwise explicitly provided for herein.
18.    UNDERTAKINGS OF THE PARTIES
18.1    The Parties agree to take the undertakings set forth in Schedule 5.

18.2    For the avoidance of doubt, and notwithstanding clause 15.1, the undertakings of the Parties described in this clause 18 and on Schedule 5 shall not be conditional on the fulfilment of the Closing Conditions set forth in the SPA.
19.    GOVERNING LAW AND JURISDICTION
19.1    This Deed shall be governed by, and construed in accordance with, the laws of Germany, without regard to principles of conflicts of laws and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).
19.2    The Parties have on the date hereof entered into a separate arbitration agreement attached hereto as Annex 19.2 with regard to the settlement of disputes arising under or in connection with this Deed.

Schedule 1

MANAGEMENT WARRANTORS

(1) Name	(2) Address and fax number	(3) Claim Proportion (%)	(4) Liability Cap (EUR)
Patrick Pulvermüller pp@heg.com	Rösberger Str 2, 50968 Köln, Germany	66.7%	5,000,000
Tobias Mohr tm@heg.com	Im Ahorngrund 43, 50996 Köln, Germany	33.3%	2,500,000

SCHEDULE 2

LIMITATION OF LIABILITY
1.    Time Limits. Each Management Warrantor shall be under no liability for any Claim unless written notice of such Claim (setting out to the extent reasonably practicable, reasonably specific details of the relevant Claim, including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim) has been served upon that Management Warrantor by the Purchaser prior to the date which is:

(a)	Twenty-four months after the Closing Date, in the case of a Non Tax Claim; or

(b)	six months after the ultimate, final and binding Tax assessment of the relevant Tax, in the case of a Tax Claim.
2.    Thresholds for Claims.

(a)
Patrick Pulvermüller (Patrick) shall not be liable for any single Claim unless and until the aggregate amount of the liability of all Management Warrantors for all Claims exceeds EUR 1,000,000 (the Threshold), in which case the Purchaser shall be entitled to claim, in the aggregate, from Patrick, the full amount for all Claims (including the amount of the Threshold, but subject to the Liability Cap applicable to Patrick).

(b)
Tobias Mohr (Tobias) shall not be liable for any single Claim unless (i) the amount of liability of all Management Warrantors in respect of such Claim (together with all related Claims) exceeds the Threshold; and (ii) the aggregate amount of the liability of all Management Warrantors for all Claims exceeds EUR 10,000,000, in which case the Purchaser shall be entitled to claim, in the aggregate, from Tobias, the full amount for all Claims (including the amount of EUR 10,000,000, but subject to the Liability Cap applicable to Tobias).

3.    Maximum limit for all Claims.

(a)
The liability of each Management Warrantor for all Claims under this Deed shall not exceed the amount set out opposite the name of that Management Warrantor in column 4 of Schedule 1 (such amount, as applicable, the Liability Cap).

4.    Proportionate liability. Where more than one Management Warrantor is liable in respect of a claim, the liability of each of the Management Warrantors who are so liable shall be equal to the proportion which that Management Warrantor’s Claim Proportion bears to the aggregate Claims Proportion of all of the Management Warrantors who are so liable.
5.    Claim to be withdrawn unless litigation commenced. Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been waived or withdrawn and shall become fully barred and unenforceable 12 months after the notice is given pursuant to paragraph 1 of this Schedule, unless legal proceedings in respect of it have been commenced by being both properly issued and validly served on the relevant Management Warrantor(s) within that 12 month period. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such waived or withdrawn Claim.
6.    Matters disclosed. The Management Warrantors shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Claim:

(a)	is specifically disclosed, or provided for in the Accounts, the Locked Box Balance Sheet or the Management Accounts; or

(b)	is fairly disclosed by this Deed, any other Transaction Document or the Disclosure Letter.
7.    Contingent liabilities. If any Claim is based upon a liability which is contingent only, the Management Warrantors shall not be liable to pay any amount in respect of such Claim unless and until the time at which such contingent liability gives rise to an actual obligation to make a payment (but, for the avoidance of doubt, the Purchaser has the right (but is not obliged to) under paragraphs 1 and 5 of this Schedule to give notice of, and to issue and serve proceedings in respect of, that Claim before such time and within the time limits set out in paragraphs 1 and 5 of this Schedule).
8.    No liability for Claims arising from acts or omissions of Purchaser. The Management Warrantors shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(a)
after Closing by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents) other than anything done or omitted either (i) in the ordinary course of business of the Group Companies or (ii) without awareness that such acts or omissions would have an impact ion liability of the Management Warrantors hereunder; or

(b)	before Closing by any member of the Sellers’ Group or any Group Company at the written direction or request of, or with the written consent of, the Purchaser or any member of the Purchaser Group.
9.    Purchaser’s duty to mitigate. The Purchaser shall be required to mitigate any loss or damage which it may suffer in consequence of any breach by the Management Warrantors of the terms of this Deed or any fact, matter, event or circumstance likely to give rise to a Claim if and solely to the extent required by applicable law.
10.    Insured Claims. The Management Warrantors shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by a policy of insurance (other than the retention amount under the W&I Policy); provided that the Purchaser Group shall have no obligation to seek or obtain or continue to pursue any insurance proceeds.
11.    Third party Claims. In respect of any fact, matter, event or circumstance which comes to the notice of the Purchaser or any Group Company which is likely to result in a claim against it (a Third Party Claim) and which, in turn, is likely to result in a claim against any of the Management Warrantors, the Purchaser shall (and shall procure, where relevant, that the relevant Group Company shall):

(a)
as soon as is reasonably practicable, give written notice and reasonable details of the Third Party Claim to the Management Warrantors; provided that the failure to deliver such notice as soon as reasonably practicable shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Management Warrantors are materially prejudiced thereby in terms of the amount involved;

(b)
if the Purchaser admits liability in respect of, compromises, settles or otherwise disposes of a Third Party Claim without the consent of the Management Warrantors (such consent not to be unreasonably withheld, delayed or conditioned), then any amounts paid by the Purchaser in respect of such admission of liability, compromise, settlement or disposition shall not be dispositive of the amount that the Purchaser may recover from the Management Warrantors under this Deed in the event that the Purchaser makes a claim against the Management Warrantors in respect of the matters that are the subject of such Third Party Claim;

(c)	consult in good faith with the Management Warrantors as to any ways in which the Third Party Claim might be avoided, disputed, resisted, mitigated, settled, compromised, defended or appealed; and

(d)
make available (and shall use its reasonable endeavours to procure that any of its auditors, past or present, shall make available) to the Management Warrantors and their advisers and agents all such information and assistance (including access to properties, management, records, papers, documents and data) as they may reasonably require.

12.    No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim, including, for the avoidance of doubt, Claims against the Management Warrantors under the SPA in their capacity as Sellers or Loan Note Holders.
13.    Recovery from third party after payment from Management Warrantors. Where the Management Warrantors have made a payment to the Purchaser in relation to any Claim and the Purchaser or any member of the Purchaser Group or any Group Company is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party (other than under the W&I Policy) a sum which indemnifies or compensates the Purchaser, any member of the Purchaser Group or any Group Company (in whole or in part) in respect of the liability or loss which is the subject of such Claim, the Purchaser or relevant member of the Purchaser Group or Group Company shall: (i) promptly notify the Management Warrantors of the fact and provide such information as the Management Warrantors may reasonably require; provided that the failure to promptly deliver such notice shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Management Warrantors are materially prejudiced thereby in terms of the amount involved; and (ii) pay to the Management Warrantors as soon as practicable after receipt an amount equal to the amount recovered from the third party (net of Taxes and less any reasonable costs of recovery). For the avoidance of doubt, the Purchaser shall not have an affirmative obligation to seek or procure such third party payments.
14.    General exclusions of liability. The Management Warrantors shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any:

(a)	legislation not in force at the date of this Deed;

(b)	change of Law (or any change in interpretation on the basis of case law), requirement or administrative practice after the date of this Deed;

(c)
guideline, ordinance, code, policy, publication or other document, promulgation or communication issued, administered or enforced by any Governmental Entity which is not a Law issued after the date of this Deed;

(d)	change after the date of this Deed in the rates of taxation in force;

(e)	change made after Closing in the accounting, taxation or commercial policies or practices of any Group Company unless required by applicable Law;

(f)	reorganisation or change in ownership of any member of the Purchaser Group or any Group Company after Closing;

(g)	admission of liability made in breach of the provisions of paragraph 10 of this Schedule by the Purchaser or by a member of the Purchaser Group on or after Closing; or

(h)	express act or omission under the terms of the Transaction Documents or by reason or in consequence of the execution and performance of the Transaction Documents.
15.    Consequential loss. Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive or special loss, or loss of goodwill, after Closing, whether actual or prospective.
16.    Waiver of right of set off. The Purchaser waives and relinquishes any right of set off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Management Warrantors pursuant to this Deed or otherwise.
17.    Management Warrantors to have opportunity to remedy breaches. If a breach of the Management Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Management Warrantors written notice of the breach and if capable of remedy, the breach is not remedied at no cost to the Purchaser or any Group Company within 60 days after the date on which such notice is served on the Management Warrantors in accordance with paragraph 1 of this Schedule; provided, however, that failure to deliver such notice within such period shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Management Warrantors are materially prejudiced thereby in terms of the amount involved. The duty of the Purchaser pursuant to section 254 of the German Civil Code (BGB) to mitigate any loss shall remain unaffected.
18.    Settlement Procedures. The Management Warrantors shall be jointly and severally liable for all Claims. Any amounts owed or payable to the Purchaser by the Management Warrantors in respect of Claims made by the Purchaser shall first be paid by Patrick until Patrick has paid to the Purchaser an aggregate amount equal to the Liability Cap applicable to Patrick and thereafter shall be paid by Tobias until Tobias has paid to the Purchaser an aggregate amount equal to the Liability Cap applicable to Tobias.

SCHEDULE 3
THE MANAGEMENT WARRANTIES
1.THE GROUP COMPANIES AND THE SHARES
1.1Exhibit 1 contains a correct and complete chart setting out for each Group Company (i) its jurisdiction of incorporation, (ii) its address, (iii) registration details (e.g. registration court or registration authority, registration number), (iv) the number, nominal amount or par value of all equity interests in such Group Company, and (v) all holders of equity interests in such Group Company and the number, nominal amount or par value of all equity interests of such holders.
1.2Each of the Group Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. Each of the Group Companies has full power under its Constitutional Documents to own its assets and to conduct its business as conducted at the date of this Deed.
1.3All the issued shares in each Group Company (other than the Company) are legally and beneficially owned by other Group Companies free from all Third Party Rights. The shares of all Group Companies are fully paid up, either in cash or in kind. All contributions to the share capital of any Group Company have been duly made in compliance with all applicable laws and have not been repaid or returned in any way. There are no obligations to make any further contributions to the share capital of any Group Company (Nachschusspflichten).
1.4There are no agreements or instruments in force which require or confer the right (conditionally or unconditionally) to require the issue of any share or loan capital of any Group Company.
1.5No Group Company is a party to any profit and loss transfer and/or control agreements (Ergebnisabführungs- und/oder Beherrschungsverträge), other enterprise agreements (andere Unternehmensverträge) within the meaning of sections 291, 292 AktG, silent partnership agreements (stille Gesellschaften) or similar agreements which would entitle a person other than a Group Company to participate in the profits or revenues of any Group Company or to exercise control over any Group Company.
1.6No Group Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Group Company).
1.7There are contained in sec. 1.3.1 to 1.3.52 in the Merrill Datasite accurate copies of the Memorandum and Articles of Association of each Group Company incorporating all amendments made up to and including the date of this Deed.
1.8The Company has not issued, and there are not outstanding, any shares or other securities (including securities convertible into or exercisable for equity securities of the Company) other than the Shares being acquired by the Purchaser pursuant to the SPA.
1.9The Company has not issued, and there are not outstanding, any notes other than the notes being acquired by the Purchaser pursuant to the SPA or Financial Debt being repaid pursuant to the SPA.
1.10The shares of the Group Companies are not subject to any encumbrances, trust arrangements (Treuhandverhältnis), silent partnerships (stille Beteiligung), sub-participations

(Unterbeteiligung) or similar arrangements, sale, disposal, option or transfer agreements or pre-emptive rights, voting agreements, or shareholders’ resolutions providing for their redemption (Einziehung) or similar measures under any applicable laws.
2.FINANCIAL MATTERS
2.1The Accounts. The Accounts comply with applicable law and have been properly prepared in accordance with IFRS and generally accepted accounting conventions, policies, principles and practices consistently applied, complying with the principle of accounting and valuation consistency (Bilanzierungs- und Bewertungskontinuität), in particular by applying the valuation criteria (Bewertungskriterien), depreciation principles (Abschreibungsgrundsätze) and election rights (Wahlrechte) consistent with past practices, and give a true and fair view of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and earnings position (Ertragslage) of the Company and the Group Companies as a whole and of each Group Company as at the Accounts Date and of the results and cash flows of the Company and the Group Companies as a whole and of each Group Companies Company for the financial year ended on that date and are not affected by any extraordinary, exceptional or non-recurring items.
2.2The Locked Box Balance Sheet. The Locked Box Balance Sheet was properly prepared in accordance with IFRS and generally accepted accounting conventions, policies, principles and practices consistently applied, complying with the principle of accounting and valuation consistency (Bilanzierungs- und Bewertungskontinuität), in particular by applying the valuation criteria (Bewertungskriterien), depreciation principles (Abschreibungsgrundsätze) and election rights (Wahlrechte) consistent with past practices, and gives a true and fair view of of the assets and liabilities (Vermögenslage), and financial condition (Finanzlage) of the Group Companies as a whole as at the Locked Box Date. No Group Company has any Liabilities other than (A) those set forth or adequately provided for in the Locked Box Balance Sheet as of the Locked Box Date and (B) those incurred in the conduct of the Group Company’s business since the Locked Box Date in the ordinary course of business consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of contract, tort or violation of law.
2.3Position since Locked Box Date. Since the Locked Box Date:

(a)
the Group Companies have conducted their respective business operations in the ordinary course of business and substantially in the same manner as before, consistent with past practice, paid the Group Companies debts and obligations when due, and preserved the Group Companies’ beneficial business relationships, kept available the services of the present officers and employees of the Group Companies and preserved the Group Companies’ assets and technology, except where the Purchaser consented in writing to another action;

(b)	no Leakage, other than Permitted Leakage, has occurred;

(c)
except as expressly permitted or required by the SPA (including Exhibit 10.2.3 to the SPA) or any law or regulation applicable to the Group or the order of any court of competent jurisdcition or otherwise consented to by the Purchaser in writing, the Group Companies have not:

(i)
(A) entered into any contract, agreement or arrangement requiring a novation or consent in connection with the Transaction or (B) entered into, terminated, amended or otherwise modified or waived any of the material terms of, any contract, agreement or arrangement that is material to the business and operations of the Group Companies (i.e., under which a Company Group reasonably anticipates that it will receive revenue under that contract, agreement or arrangement in excess of five percent (5%) of the total Company Group revenue for the term of that contract, agreement or arrangement); in each case, other than (A) set or change the prices at which the Company Group sells products or provides services to current customers in the ordinary course of business consistent with past practice, (B) extend the term of any contract for the sale, distribution, or resale of products, or the provision of services to customers, in the ordinary course of business consistent with past practice, (C) purchase inventory in the ordinary course of business consistent with past practice or (D) allow contracts to terminate or expire by their terms in the ordinary course of business;

(ii)
entered into or amended any contract, agreement or arrangement pursuant to which: (A) any other party is granted exclusive rights, rights of first refusal or “most favored party” rights of any type or scope with respect to any of its products, technology, intellectual property or business, or containing any non-competition covenants or other restrictions relating to its or the Purchaser’s business activities; (B) the Group Companies are bound to any roadmap obligations with regard to the future development of their respective products (which, for the avoidance of doubt, does not include support and maintenance obligations); or (C) with respect to any contract, agreement, or arrangement with a provider providing for the sale license or distribution of the Group Companies’ products, (x) the term extends for a period of more than thirty-six (36) months after the effective date of such contract, agreement or arrangement; or (y) liability for direct damages is unlimited (except for confidentiality, indemnification, wilful misconduct or gross negligence liability);

(iii)
issued, delivered or sold or authorized or proposed the issuance, delivery or sale of, or purchased or proposed the purchase of, any shares in the Company or securities convertible into, or subscriptions, rights, notes, bonds, indentures, warrants or options to acquire, or other contracts, agreements or arrangements of any character obligating it to issue any such shares or other convertible securities, other than (A) the issuance of shares in the Company pursuant to the exercise of options issued by the Company and (B) the repurchase of any shares from former employees, non-employee directors and consultants in accordance with contracts providing for the repurchase of shares in connection with any termination of service;

(iv)
(A) hired any additional persons who are entitled to base salary payments in an aggregate amount of at least EUR 120,000.00 per year (each such person, an Officer), (B) changed the title, office or position, or materially reduced the responsibilities of any Officer, (C) entered into, amended or extended the term of any employment or consulting agreement with any Officer, (D) entered into any contract, agreement or arrangement with a labor union or collective bargaining agreement (unless required by applicable law) or (E) granted or paid, or entered into any contract, agreement or arrangement providing for the grant or payment of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any employee of any of the Group Companies, save for any actions resulting in an increase of up to EUR 500.00 in the individual case or EUR 10,000.00 in aggregate per month;

(v)
(A) adopted or amended any employee or compensation benefit plan, including any share issuance or stock option plan, or amended any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as contemplated by the SPA or required by applicable law, (B) paid any special bonus or special remuneration to any Officer or increased the salaries, wage rates or fees of its Officers (other than pursuant to preexisting plans, policies or contracts, agreements or arrangements that have been disclosed to the Purchaser and are set forth in the Freshfields Bruckhaus Deringer Data Room (folder: Large Uploads) and in sec. 12 in the Merrill Datasite or (C) added any new members to the board of directors of any Group Company;

(vi)
Except for any transaction between Group Companies (A) transferred or licensed from any person or entity any rights to any intellectual property (other than non-exclusive inbound licenses in the ordinary course of business consistent with past practice), or (B) transferred or licensed to any person or entity any rights to any of the Group Companies’ intellectual property (other than non-exclusive outbound licenses granted to customers, distributors and marketing partners for the use and sale of the Group Companies’ products in the ordinary course of business consistent with past practice), or (C) transferred or provided a copy of any of the Group Companies’ source code to any person or entity (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to such source code to current employees, service providers and consultants of the Group Companies involved in the operation, development and distribution of the Group Companies’ products on a need-to-know basis, consistent with past practice);

(vii)
sold, leased, licensed or otherwise disposed of or encumbered any of its material properties or material assets, other than sales and nonexclusive licenses of the Group Companies’ products in the ordinary course of business consistent with its past practice or enter into any contract, agreement or arrangement with respect to the foregoing;

(viii)
(A) incurred any indebtedness for borrowed money or guarantee any such indebtedness or (B) issued or sold any debt securities or guarantee any debt securities of others, in each case, other than borrowings in the ordinary course of business under credit lines or similar borrowing facilities of the Group Companies existing as of the Signing Date;

(ix)	made any capital expenditures, capital additions or capital improvements, other than those contemplated by (i) the Company’s capital expenditure budget that has been approved in writing by the

Purchaser and, until such approval, (ii) the currently existing capital expenditure budget;

(x)
(A) acquired or agreed to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise, (B) acquired or agreed to acquire any assets that are material, individually or in the aggregate, to any Group Companies’ business, or (C) entered into any contract, agreement or arrangement with respect to a joint venture, strategic alliance or partnership;

(xi)	placed or allowed the creation of any encumbrances or other rights of third parties on any of its material properties;

(xii)	materially changed the manner in which it provides warranties, discounts or credits to customers; and

(xiii)	took or agreed in writing or otherwise to take, any of the actions described in the foregoing subclauses (i) through (xii) of this clause 2.3(c); and

(d)	Since the Signing Date, there has not been or occurred any event, occurrence, or development of facts and circumstance that has had, or is reasonably likely to have, a Company Material Adverse Effect.
2.4The Management Accounts. Having regard to the purpose for which they were prepared (being for internal management purposes only), the Management Accounts were prepared on a basis consistent with the management accounts for the prior year and present to a reasonable degree of accuracy the value of the assets and the liabilities of the Company as at the dates thereof and the revenue, profits, and cashflows of the Group in respect of the periods to which they relate and are not misleading or incomplete in any material respect and are not affected by any extraordinary, exceptional or non-recurring items.
2.5Statutory books. The statutory books of each Group Company required to be kept by applicable laws in its jurisdiction of incorporation (aufbewahrungspflichtige Unterlagen) have been maintained in all material respects in accordance with such laws and all returns, particulars and resolutions required to be filed with or delivered to any applicable governmental authority by each Group Company have been properly prepared and so filed or delivered .within all applicable time limits.
3.FINANCIAL DEBT
3.1No Group Company owes any material Financial Debt to any person outside the Group other than Financial Debt owing pursuant to agreements or instruments details of which are set out in sec. 2.2 in the Merrill Datasite.
3.2No Group Company has given any assurance, guarantee, surety, covenant, undertaking or commitment in respect of the obligations of a person other than a Group Company.
3.3No Group Company has entered into any agreement for the postponement of debt (or regulating the priority of any security for debt) or for lien or set off.

3.4No Group Company has been notified that it is in default under the terms of any borrowing made by it and no circumstances have arisen which could entitle a lender to any Group Company to call in the whole or any part of the monies advanced or enforce any security.
3.5Accurate and complete details of all interest rate swaps, currency swaps and other derivatives to which any Group Company is a party have been disclosed in sec. 2.2.2 in the Merrill Datasite.
4.REGULATORY MATTERS AND LICENSES
4.1Licences. All necessary and material authorisations, licences, permits and consents required under applicable Law by each Group Company for carrying on its business at the date of this Deed in the places and in the manner in which it has been carried on (the Licences) have been obtained and are in full force and effect.
4.2Regulatory disputes. There have not been in the 12 months prior to the date of this Deed and at the date of this Deed there are no:

(a)	material disputes between any of the Group Companies and any Governmental Entity;

(b)	investigations, enforcement or disciplinary proceedings initiated by a Governmental Entity concerning any of the Group Companies or their respective directors or senior managers; or

(c)	any circumstances reasonably likely to give rise to any matter set out in sub-paragraphs (a) and (b) above.
5.THE BUSINESS ASSETS
5.1Ownership. Each Group Company owns or is entitled to use all the assets necessary to carry on its business in all material respects as currently carried on.
5.2Possession. The assets of the Group Companies are (i) in their possession or (ii) under their control, and for (i) and (ii) subject to unrestricted access by the relevant Group Company. No capital expenditures regarding the assets of the Group Companies have been deferred within the last 12 months prior to the date of this Deed.
5.3All assets which are owned by any Group Company are free of any encumbrances and are not subject to any assignment, leasing or factoring agreements, any agreements providing for payment on deferred terms or any similar agreements except for customary encumbrances, retention of title rights or statutory liens in favour of suppliers, mechanics, workmen, carriers and the like granted in the ordinary course of business in respect of the Group Companies’ own liabilities and for encumbrances in favour of banks, financial institutions or other lenders that are shown in the financial statements.
6.INSURANCES
The Data Room contains a summary of the insurance maintained by or covering each Group Company, together with details of all claims in excess of EUR 200,000.00 (in words: two hundred thousand Euro) under any policy of insurance made by a Group Company in the one year before the date of this Deed. Those insurances are in full force and effect and all premiums payable to date have been paid. No member of the Sellers’ Group or Group Company has made any claim in excess of EUR 1,200,000.00 (in words: one million two hundred thousand) under any such policy of insurance which is still outstanding.

7.	CONTRACTUAL MATTERS
7.1Material contracts. True, complete and accurate copies of all contracts material to the business, operations, financial conditions, properties or assets of the Group (each, and together with any contracts, agreements or arrangements required to be disclosed under clause Schedule 37.3 of this Schedule 3, a Material Contract) have been disclosed in sec. 5.1, 5.2, 5.4 and 5.5 in the Merrill Datasite.
7.2Acquisition Agreements. True, complete and accurate copies of all agreements pursuant to which a Group Company has acquired the shares of another company or all or part of the business of any other person have been disclosed in sec. 1.25 and 1.27 in the Merrill Datasite.
7.3No Group Company is a party to:

(a)	a contract which is with any member of the Sellers’ Group and is not in the ordinary course of business and on an arm’s length basis;

(b)	a contract which is (i) a corporate joint venture or a consortium or a partnership with own legal capacity (Rechtsfähigkeit), or (ii) a profit (or loss) sharing agreement;

(c)	any agency or management agreement;

(d)	any material agreement or arrangement which is not capable of being terminated by six or less than six months’ notice without payment of compensation or damages);

(e)	any agreement which can be terminated in the event of a change of control or ownership of the Company;

(f)
any agreement pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises in connection with or as a result of the execution of the SPA or the consummation of the Proposed Transaction or other transactions contemplated by the SPA, either alone or in combination with any other event; or

(g)	any power of attorney granted by any Group Company or any other authority (express or implied) by which any person may enter into any contract or commitment on behalf of any Group Company.
7.4Defaults. No Group Company has received written notice or other written communication in the 12 months before the date of this Deed that it is in material default or regarding any violation or breach of, default, Event of Default under, or intention to terminate or otherwise cancel or modify any Material Contract. There exists no occurrence, condition or act, with respect to the Group or to the Management Warrantors’ knowledge, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Group under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract.
7.5Generally. All Material Contracts are in written form. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.
8.LITIGATION
No Group Company is or, in the 12 months before the date of the Deed, has been involved as a party to any material litigation, arbitration or contentious administrative proceedings and no such proceedings have been threatened by or against a Group Company in the 12 months before the date of this Deed. For this purpose: (i) material means proceedings which (if successful) are likely to result in a cost, benefit or value to the Group Companies of EUR 300,000 (in words: three hundred thousand) or more; and (ii) any proceedings for collection by a Group Company of debts arising in the ordinary course of business are excluded.

9.	INSOLVENCY ETC
9.1Winding up. No order has been made, petition presented or resolution passed for the winding up of any Group Company or for the appointment of a liquidator or provisional liquidator to any Group Company.
9.2Administration. No administrator has been appointed in relation to the Group Companies. No notice has been given or filed with the court of an intention to appoint an administrator. No petition or application has been presented or order made for the appointment of an administrator in respect of the Group Companies.
9.3Receivership. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the Group Companies’ business or assets.
9.4Moratorium. No moratorium has been sought or has been granted under section 1A of the Insolvency Act 1986 in respect of the Group Companies.
9.5Voluntary arrangements. No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of the Group Companies.
9.6Scheme of arrangement. No compromise or arrangement has been proposed, agreed to or sanctioned under Part 26 (Arrangements and Reconstructions) of the Companies Act 2006 in respect of the Group Companies, nor has any application been made to, or filed with, the court for permission to convene a meeting to vote on a proposal for any such compromise or arrangement.
9.7Informal arrangements with creditors. The Group Companies have not proposed or agreed to a general composition, compromise, assignment or arrangement with any of their creditors.

9.8Inability to pay debts. None of the Group Companies is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986. There are no unsatisfied written demands that have been served on any Group Company pursuant to section 123(1)(a) of the Insolvency Act 1986. There is no unsatisfied judgment or court order outstanding against the Group Companies.
9.9Analogous proceedings. The Group Companies are not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.
10.IP/IT
10.1Business IP. The Data Room contains an accurate and complete list of the Owned IP. The Owned IP is not subject to any security interest or other encumbrance and is fully paid up, valid, subsisting and enforceable. Details of: (i) all registrations of and applications for registration of Business IP; and (ii) of all material unregistered Intellectual Property Rights are set out in the Disclosure Letter, and the specified Group Company is the sole legal and beneficial owner of such rights.
10.2No Seller Licences. No Seller owns or is licensed to use any Intellectual Property Rights which are used by any Group Company.
10.3Licences. The licences of Intellectual Property Rights granted to or by any Group Company, and which are material to the business of the Group Companies taken as a whole, are disclosed in the Data Room and each Group Company and each counterparty has complied with all material obligations under any licence or other agreement relating to the Intellectual Property Rights and no such licence or agreement is invalid or liable to termination, determination, rescission, avoidance or repudiation.
10.4No infringement. No Group Company is infringing nor has it infringed the Intellectual Property Rights of any third party during the three years preceding the date of this Deed, and no Group Company has received written notification from any third party of an allegation of any such infringement. No Group Company is aware of any current or previous infringement or unauthorised use of any of the Business IP by any third party and no claim (or written notice of any claim) concerning such infringement or unauthorised use has been made by a Group Company has been made in the three years preceding the date of this Deed.
10.5Information technology. Copies or details of all material agreements relating to the IT Systems (including without limitation licences, leases and outsourcing agreements) have been disclosed in the Data Room. No Group Company has, in the
10.6three years before the date of this Deed, received written notice from a third party alleging that a Group Company is in default under any agreements relating to the IT Systems. The IT Systems have not, in the three years before the date of this Deed, failed to any material extent (including being subject to any cyber-security breach) or experienced any material disruption and the data that they process has not been corrupted to any material extent.
10.7IP and IT used in the business. The Group Companies either: (i) legally and beneficially own; or (ii) have a valid and enforceable licence to use all Intellectual Property Rights and all IT Systems used currently in, or necessary to carry on, the business of the Group Companies in the manner currently carried on, without payment of a royalty or any other sum to any third party except as fairly disclosed in the Disclosure Letter; each Group Company and each counterparty has complied with all material obligations under any such licences and no such licence is invalid or liable to termination, determination, rescission, avoidance or repudiation.
10.8Ownership of IT Systems. No Seller owns or is licensed to use any IT Systems which are used by any Group Company. All IT Systems owned by a Group Company are fully paid up and are not subject to any lien, charge or other encumbrance.
10.9IT maintenance and security. Each Group Company has implemented, in accordance with best industry practice, appropriate: (i) technical and organisational measures (including an information security plan and related procedures) for ensuring the maintenance, support and security of IT Systems which are owned by, or used by, or on behalf of, any Group Company and the integrity and confidentiality of all data stored in them; and (ii) disaster recovery procedures, including maintaining: (a) a fully documented and regularly tested disaster recovery plan; and (b) necessary agreements with third party providers which would enable all Group Companies to continue operating if there were damage or destruction to any IT Systems owned by, or used by, or on behalf of, any Group Company.
10.10Business Information. No Business Information proprietary to any Group Company has been disclosed to, or otherwise become known by, any third party other than in the ordinary course of business and under an obligation of confidentiality.
10.11Data protection. No Group Company has, in the three years before the date of this Deed, failed to comply with applicable data protection laws.
10.12Good working order. The assets, machinery, office equipment, computer systems and vehicles used by the Group Companies are in good working order (funktionsfähiger Zustand) and have been regularly serviced and maintained in the ordinary course of business subject to normal technical problems and repairs.
10.13Open source software. No open source software or code forms part of any proprietary software or is or has been used in a way that would cause any proprietary software to be subject to the terms of, or required to be disclosed or made available under, any licence applying to any open source software or code. In this clause, “proprietary software” means any software in which any Group Company owns any Intellectual Property Rights.
11.REAL ESTATE
11.1General.

(a)
The Property Schedule comprise all the land and buildings owned, leased, controlled, occupied or used by any Group Company and the information provided in Property Schedule is true and accurate in all respects.

(b)
No Group Company has any actual or contingent liability in respect of any estate or interest in real property whether arising as original tenant, assignee, guarantor or otherwise, other than in respect of the Properties.

11.2Possession and occupation. A Group Company is in possession of the whole of each of the Properties and, save as disclosed, no other person is in or actually or conditionally entitled to possession or occupation of any of the Properties.
11.3Title. In relation to the Properties:

(a)
there are no mortgages or charges (legal or equitable, fixed or floating) or subsisting contract for sale, estate contracts, options, rights of pre-emption or similar matters affecting any of the Properties; and

(b)	a Group Company is the sole legal and beneficial owner of, and otherwise absolutely entitled to, each of the Properties and the proceeds of sale of them.
11.4Planning. In relation to the Properties:

(a)
each Property is used for the purpose referred to in the Disclosure Letter which is permitted under applicable planning legislation and all necessary permissions and consents in respect of the use and / or development at each Property has been obtained and complied with;

(b)
no Group Company has received any notice in respect of a breach under applicable planning legislation, an enforcement notice, stop notice, breach of condition notice or revocation, modification or discontinuance order affecting any Property.

11.5Adverse Interests. No Group Company has received any subsisting written notice relating to any matter affecting a property which adversely affects the relevant Group Company’s ability to continue to carry on its existing business from that Property substantially in the manner as at present.
11.6Outgoings. None of the Properties is subject to the payment of any outgoings other than uniform business rate or water rates (and, in the case of leaseholds, the rents, insurance and service charge reserved by the Lease) all of which have been paid to date.
11.7Leasehold Properties. In relation to those Properties which are leasehold:

(a)	no Group Company has received any subsisting written notices alleging a breach of any covenants, conditions and agreements contained in the relevant leases, on the part of the tenant;

(b)	no Group Company has commuted any rent or other payment or paid any rent or other payment ahead of the due date for payment;

(c)	no variations, collateral assurances, undertakings or concessions have been made by any party to the leases;

(d)	all necessary consents from all reversioners to the relevant leases for the grant of the leases and any alterations have been obtained; and

(e)
there are no restrictions in any superior title to the relevant leases which prevent the Properties from being used now or in the future for their current use or which would prevent or require consent for the sale of share capital in the Company.

11.8Statute. All statutes, orders or regulations relating to the Properties have been observed in all respects, there are no outstanding requirements or recommendations of any competent authority and the Properties complies with the current requirements of the relevant insurers in all respects.

11.9Disputes. There are no outstanding disputes, actions, claims, demands or complaints in respect of any Property nor does the Management Warrantor or the relevant Group Company who has an interest in the relevant Property expect any.
11.10Tax. All sums due in respect of rates, Tax or other outgoings in respect of any of the Properties have been paid to date.
11.11Environmental. There are no material outstanding notices or disputes regarding the environmental condition of the Properties and no such notices or disputes are reasonably likely to arise. All authorisations, licences, permits, exemptions, consents and allowances required to obtained by each Group Company under applicable Law in respect of energy consumption and greenhouse gas emissions at the Properties have been disclosed in sec. 9.2 in the Merrill Datasite.
12.EMPLOYMENT
12.1The Data Rooms contain (in sec. 12 in the Merrill Datasite and in the folder “Large Uploads” in the Freshfields Bruckhaus Deringer Data Room):

(a)	particulars of the terms of employment of all of the directors and employees of each Group Company including their dates of birth, salaries and dates of commencement of employment;

(b)	material details of the contracts of employment for all Key Managers (including details of their respective salaries, length of service and notice periods);

(c)	copies of the standard terms and conditions of employment applicable to Employees of the Group Companies that are employed in the United Kingdom and Germany;

(d)
details of all remuneration and benefits (including commitments based on company practice (betriebliche Übung)) provided or which any Group Company is bound to provide, whether now or in the future and in cash or otherwise, including any benefit which is related to sales, profits, turnover or performance, or is otherwise variable;

(e)
details of any redundancy payment entitlement or policy of any Group Company and details of any payment (whether pursuant to a redundancy scheme or formula or policy or otherwise and whether contractual or discretionary) which any Group Company has made in excess of the statutory redundancy entitlement to any former employee in the last three years;

(f)
details of any terms or conditions (whether contractual or not) for any Employee which are in any way linked to or dependent on the Proposed Transaction and of any notice or communication which has been given or statement or representation made to any employee concerning the Proposed Transaction which concerns or may affect the employment of any employee after the Closing Date;

(g)	details of share incentive schemes, profit sharing, bonus or other incentive schemes applicable to Employees; and

(h)	details of all material agreements which each Group Company has entered into with any trade union, works council or similar recognised body representing Employees.
12.2Key Manager. No Key Manager has given notice which has not yet expired terminating his or her employment.
12.3No outstanding offers. There are no outstanding offers of employment or engagement made by any Group Company and no person has accepted such an offer but not yet taken up the position.
12.4No negotiations. No negotiations for any increase in remuneration or benefits or material change in any other term of the employment of any of the employees of any Group Company are current or are due to take place within six months after the date of this Deed, no offer of or demand for any such increase has been made, and no employee of any Group Company has within the last 12 months received an increase in remuneration of more than 5% or suffered any reduction in remuneration.
12.5Consultancy Arrangements. No Group Company is party to any consultancy secondment or agency agreement with any other person, firm or company for the provision of an individual's services to or by a Group Company and if any such agreement is disclosed in the Disclosure Letter no individual in respect of whose services such an agreement has been disclosed has the status of an employee of any Group Company, and there are systems in place for ensuring that no such individuals are, or are treated as, employees.
12.6No claims. There is no claim, demand or liability outstanding or threatened nor any circumstances, facts or events which may lead to any claim, demand or liability) against any Group Company by or on the part of any person who has been or is its director or employee (or the dependant of any such person). No claims have been brought or threatened by any agency workers, consultants, contractors, workers or other personnel engaged by any Group Company for employed status at any time in the three years preceding the date of this Deed.
12.7No industrial action. No industrial action, official or unofficial, is now occurring or threatened against any Group Company.
12.8Compliance with obligations. Each Group Company has in relation to each of its employees (and, so far as relevant, to each of its former employees) complied with the terms of all relevant contracts of employment, policies, benefit or bonus schemes and all material obligations imposed on it by all enactments, rules, regulations, acts and codes of conduct and practice relevant to the relations between it and its employees or any trade union or employee representatives and has maintained current adequate and suitable records regarding the service and terms of employment of each of its employees.
12.9No remuneration outstanding. There are no obligations or amounts outstanding (including bonuses and holiday pay) owed to or in respect of any existing or former employee or director of any Group Company (other than amounts representing salary accrued due for the current pay period or for reimbursement of legitimate business expenses).
12.10No notice of termination. No Group Company has given or received notice to terminate the employment or engagement of any person employed or engaged by it and no person has ceased to be employed or engaged by any Group Company, in either case since the Locked Box

Date or where such notice has not yet expired and in either case where any such person has a salary in excess of EUR 120,000 per annum.
12.11Except as disclosed paragraph 12.11 of the Disclosure Letter, no employee of any Group Company is required to have a work permit or other permission to work in order to perform his duties in full. All employees that are required to have permission to work have the necessary permission and/or work permit.
12.12Collective dismissals. During the 12 months prior to the date of this Deed, the Group Companies have not initiated or completed the implementation of any collective dismissals.
13.RETIREMENT AND OTHER BENEFITS
13.1Other than the Pension Schemes and any state pension arrangement, there are no arrangements (including commitments based on company practice (betriebliche Übung)) in respect of the Employees that any Group Company is or may become liable to contribute to, under which benefits are payable on retirement, death or disability, the attainment of a specified age, the completion of a number of years service, or redundancy.
13.2The Data Rooms contain accurate, up-to-date and complete copies of the latest (plus subsequent amending documents) rules or other governing documents and latest members’ explanatory booklet relating to the Pension Schemes and each announcement issued to all or any members of the Pension Schemes which post-dates the relevant booklet and which relates to any change or proposed change to benefits.
13.3All amounts due and payable on or before the date of this Deed by any Group Company in relation to the Pension Schemes have been duly paid in full on the due dates for such payments and all statutory and other requirements applicable to the Pension Schemes have been complied with. Each Group Company has properly provided for all obligations under or in connection with the Pension Schemes pertaining to periods prior to the date of this Deed as required under the Pension Schemes and applicable law. Such provisions are based on the most recent actuarial data. Within the last three years prior to the date of this Deed all pensions provided by the Group Companies have been adjusted regularly as required by section 16 German Company Pension Act (Betriebsrentengesetz) or the relevant contractual provisions applicable in other jurisdictions, and no catch-up adjustments (nachholende Anpassungen) are required to be made for periods prior to the date of this Deed.
13.4No Group Company is party to nor has received notice in writing of any material dispute in relation to any of the Pension Schemes in respect of any Employee or former employee of any Group Company which has not been finally settled or terminated.
13.5No Group Company operates an agreement, arrangement, custom or practice (whether legally enforceable or not) for the payment of or contribution towards any benefits payable on death, termination of employment, completion of a specified period of employment or during periods of sickness or disablement for the benefit of any of the Employees or for the benefit of any dependants of Employees and no written assurance has been given by any Group Company to any of the Employees to provide any of the aforesaid.
13.6Each Group Company has, in relation to the Pension Schemes, at all times complied in all material respects with the trusts, powers and provisions of the Pension Schemes documentation, all applicable laws, regulations and requirements, and the requirements of any governmental or Tax Authority.

13.7No Group Company has ceased to participate in any occupational pension scheme nor been issued with a restoration order, a contribution notice or financial support direction or similar in relation to any of the Pension Schemes or any other pension arrangement. No Group Company is a connected person or associated person (in each case as interpreted under section 51 of the UK Pensions Act 2004) of any employer under an occupational pension scheme.
14.ANTI-BRIBERY AND CORRUPTION
14.1None of the Group Companies, nor their directors, Employees or representatives, have authorised, offered, promised or given any financial or other advantage (including, without limitation, any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the use or benefit of any Government Official (or to another person at the request or with the assent or acquiescence of such Government Official), or any other natural or legal person, in order to assist any Group Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage.
14.2The anti-bribery policies of each Group Company have been disclosed in the Data Room.
14.3None of the Group Companies has received notice that it is or has been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings by any Governmental Entity regarding any offence or alleged offence under Anti-Bribery Law, and no such investigation, inquiry or proceedings have been threatened in writing.
14.4No Group Company is ineligible or treated by any Governmental Entity as ineligible to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity, or to tender for or perform any sub-contracting work under a contract with such Governmental Entity.
15.COMPETITION MATTERS
15.1No Group Company is a party to any agreement that breaches applicable competition legislation or involved in or conducting unlawful anti-competitive behaviour and during the 24 months prior to the date of this Deed no Group Company has received written notification alleging the same or has been subject to any investigation, request for information notice or other communication from any applicable authority in relation to any such matters.
16.TAX
16.1Each Group Company has prepared and filed all Tax Returns required to be filed with any Tax Authority in accordance with applicable Law and such Tax Returns are true and correct and have been filed when due.
16.2Each Group Company has timely paid all Taxes which it has become liable to pay irrespective of whether or not such Taxes have (already) been assessed.
16.3Each Group Company has deducted or withheld all Taxes which it has been obliged by Law to deduct or withhold from amounts paid by it and has properly accounted to the relevant Tax Authority for all amounts of Tax so deducted or withheld.

16.4No Group Company is involved in any material Tax audit, investigation, dispute or other proceeding in relation to Taxes with any Tax Authority and no Group Company has been notified by any Tax Authority that such authority intends to commence any such proceeding.
16.5Each Group Company has kept and has in its possession all books, records and other documentation, including (without limitation) all notes of advice, legal opinions, transfer pricing records, as (i) are required to be kept and maintained in accordance with applicable Law or good practice and/or (ii) are or may be necessary or desirable for the purposes of completing any Tax return, filing or computation or dealing with any Tax audit, investigation, dispute or other proceeding.
16.6No Group Company has taken any measures or entered into any transaction which may be regarded as resulting in a constructive dividend (verdeckte Gewinnausschüttung).
16.7No Group Company has been involved in any reorganisation that could lead to blocking or holding periods (Haltefristen) or similar restrictions.
16.8Each Group Company has its registered office and place of effective management in the jurisdiction of incorporation, and does not have any permanent establishments (Betriebstätten) outside such jurisdiction.
16.9No Group Company has a liability for Taxes of any other party, whether as a transferee or successor, as a member of a fiscal group, by contract (such as under a Tax allocation agreement, Tax sharing agreement or Tax indemnity) or otherwise.
16.10As at the Locked Box Date, no Group Company had any actual or potential liability to Tax that is not fully reflected in the provision for current Tax in the Locked Box Balance Sheet.
16.11All Tax groups (Organschaften) or similar foreign Tax consolidation schemes set up for periods prior and up to the Closing Date have been and are recognized for Tax purposes and all Taxes due and payable by any member of such Tax group or Tax consolidation scheme have been paid when due.
16.12No Group Company is or has been party to or concerned in any transaction or arrangement made otherwise than at arm’s length; nor any other transaction or arrangement in respect of which a Group Company may be required for any Tax purpose (i) to regard any income (not being actual income) as having been earned or received or (ii) to treat as non-deductible the whole or part of any revenue expenditure actually incurred.
16.13Any shares or other securities of any Group Company or any affiliate thereof which have been acquired by any of the Management Sellers or person connected or associated therewith are, for all Tax purposes, regarded as having been acquired for an amount equal to the fair market value of such shares or securities at the time of such acquisition.
16.14No shares or securities of any Group Company incorporated in Jersey are registered on a register kept in the United Kingdom by or on behalf of such Group Company.
16.15Each Group Company has at all times complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, promptly submitted accurate returns, and maintained full and accurate VAT records, invoices and other requisite documents.

SCHEDULE 4

DEFINITIONS AND INTERPRETATION
1.    Definitions. In this Deed, the following words and expressions shall have the following meanings:
Accounts means the audited accounts of the Company and of each of the Group Companies and the audited consolidated accounts of the Company and of the Group Companies for the accounting reference period which ended on the Accounts Date (comprising in each case a balance sheet and profit and loss account or, as the case may be, a consolidated balance sheet and consolidated profit and loss account, notes and directors’ and auditors’ reports);
Accounts Date means 31 December 2014;
Anti-Bribery Law means any Law that relates to bribery or corruption, including (without limitation), the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the relevant sections in the German Criminal Code (Strafgesetzbuch, StGB), in particular sections 299 through 302 and sections 331 through 338, the German Act Against International Bribery (Gesetz zur Bekämpfung internationaler Bestechung, IntBestG) and the EU Bribery Act (EU-Bestechungsgesetz, EUBestG), in each case as amended, re-enacted or replaced from time to time;
Associated Person means, in relation to a company, a person (including any director, officer, employee, agent or other intermediary) who performs services for or on behalf of that company;
Business Day means a day (other than a Saturday or Sunday) on which banks are open for business in London, Jersey, Guernsey and Frankfurt am Main.
Business IP means the Owned IP and all other registered Intellectual Property Rights used by the Group Companies;
BGB means the German Civil Code (Bürgerliches Gesetzbuch);
Claim means any claim under or for breach of this Deed including, without limitation, any claim for breach of a Management Warranty;
Claim Proportion means, in relation to each Management Warrantor, that proportion of liability for any Claim as set out in column 3 of Schedule 1;
Closing means completion of the sale and purchase of the Shares in accordance with the provisions of the SPA;
Closing Date means the date on which Closing occurs;
Constitutional Documents means with respect to an entity its memorandum and articles of association, by-laws or equivalent constitutional documents;
Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;
Data Rooms means the Freshfields Bruckhaus Deringer Data Room and the Merrill Datasite;
Deed means this Management Warranty Deed;

Disclosure Letter means the letter from the Management Warrantors to the Purchaser executed and delivered immediately before the signing of this Deed;
Employees means the employees of the Group Companies at the date of this Deed;
Event means any act, transaction or omission;
fairly disclosed means, with respect to any fact, matter or circumstance, disclosed in all material respects in such a manner so that on a review of the disclosed information, a diligent professional advisor would be aware of such fact, matter or circumstance and be in a position to make a reasonably informed assessment of such fact, matter or circumstance;
Financial Debt means borrowings and indebtedness in the nature of borrowings (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;
Freshfields Bruckhaus Deringer Data Room means the data room virtually held for project “Halo” by Freshfields Bruckhaus Derringer LLP
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including the European Union and any Tax Authority;
Government Official means any official, employee or representative of, or any other person acting in an official capacity for or on behalf of:

(a)	any Governmental Entity, including any entity owned or controlled thereby;

(b)	any political party or political candidate;

(c)	any public international organisation; or

(d)	any candidate for political office or an person acting on his or her behalf;
Group Companies means the Company and the Subsidiaries, and Group Company means any of them;
IFRS means International Financial Reporting Standards issued by the International Accounting Standards Board;
Individual Sellers’ Representative means the party irrevocably appointed by the Management Warrantors as its representative for all purposes under this Deed, including for the purpose of making or accepting any notice, request, election, proposal, waiver or consent under or in respect of, or amendment to, this Deed on its, his or her behalf to or with the other Parties. The Parties shall be entitled at their sole discretion to have regard only to, and to rely absolutely upon and act in accordance with, without any liability to any Party for having relied or acted thereon, notices, including without limitation, requests, elections, proposals, waivers, consents or amendments, issued by the Individual Sellers’ Representative. Service of any notice or other communication on the Individual Sellers’ Representative shall be deemed to constitute valid service thereof on each of the Management Warrantors, as applicable.

Intellectual Property Rights means:

(a)	patents, utility models and rights in inventions;

(b)	rights in each of know-how, confidential information and trade secrets;

(c)
trade marks, service marks, rights in logos, trade names, rights in each of get-up and trade dress, rights to sue for passing off (including trade mark-related goodwill), rights to sue for unfair competition and domain names;

(d)	copyright, moral rights, database rights, rights in designs and semiconductor topography rights;

(e)	any other intellectual property rights; and

(f)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (a) to (e) above, in each case: (i) anywhere in the world; (ii) whether unregistered or registered (including, for any of them, all applications, rights to apply and rights to claim priority); and (iii) including, in respect of any of them, all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;
IT Systems means:

(a)	computer, telecommunications and network equipment used in the business of a Group Company (including PCs, mainframes, servers and printers); and

(b)
software written or customised specifically for a Group Company and off-the-shelf software applications used by the Company (but excluding all standard office application software used by the Company, including word processing, email, calendar, customer relationship management, spreadsheet and database functions);

Key Managers means the individuals identified in Exhibit 4 of the Disclosure Letter;
Law means any statute, law, rule, regulation or directive issued, administered or enforced by any Governmental Entity (and, for the avoidance of doubt, shall not include any guideline, ordinance, code, policy, publication or other document, promulgation or communication issued, administered or enforced by any Governmental Entity);
Legal Terms has the meaning given to it in Section 16.2;
Legal Proceeding means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, arbitration, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative or any appeal therefrom;
Liabilities means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under any Law or any Legal Proceeding or order of a Governmental Entity and those arising under any contract or agreement, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with IFRS or disclosed in the notes thereto;

Liability Cap has the meaning given to it in paragraph 3 lit. (a) of Schedule 2;
Licences has the meaning given to it in paragraph 4.1 of Schedule 3;
Locked Box Balance Sheet means the unaudited consolidated balance sheet of the Company and its subsidiary undertakings at the Locked Box Date, as set out in the Data Room;
Locked Box Date means 30 June 2016;
Management Accounts means the unaudited consolidated monthly management accounts of the Group Companies during the period commencing the day after the Accounts Date and ended on the Management Accounts Date, each in the form contained in the Data Room;
Management Accounts Date means the most recent month end prior to the Closing Date;
Management Warranties means the warranties given by the Management Warrantors as set out in Schedule 3;
Management Warrantors has the meaning given to it the recitals;
Material Contract has the meaning given to it in paragraph 7.1 of Schedule 3;
Merrill Datasite means the data room virtually held for project “Halo” by Merrill Datasite
Non Tax Claim means a Claim other than a Tax Claim;
Owned IP means the registered Intellectual Property Rights owned by the Group Companies. The registered Owned IP is listed in the Disclosure Letter;
Party has the meaning given to it the recitals;
Parties has the meaning given to it the recitals;
Pension Schemes means the pension schemes, details of which are set out in the Disclosure Letter;
Purchaser has the meaning given to it the recitals;
Purchaser’s Bank Account means the bank account of Purchaser identified in writing to the Management Warrantors, as the same may be updated by the Purchaser in writing delivered to the Management Warrantors from time to time;
Properties means the land and buildings which are set out in the Property Schedule and all of which are either owned or leased by any of the Group Companies;
Property Schedule means the property schedule at Exhibit 2 of the Disclosure Letter;
Proposed Transaction means the transaction contemplated by the Transaction Documents;
Reports means the Project Halo: Tax Fact Book from EY, the Project Halo Commercial and Strategic Review from OC&C, the Project Halo LEGAL FACT BOOK FOR HOST EUROPE GROUP LIMITED from Freshfields Bruckhaus Deringer LLP, the Project Halo Financial Vendor

Due Diligence from Deloitte and the Project Halo Information Memorandum from Deutsche Bank;
Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its respective Affiliates;
Sellers’ Group means the Sellers and their Affiliates from time to time but excludes the Group Companies;
Shares means the shares comprising the entire issued share capital of the Company;
SPA means the sale and purchase deed relating to the sale and purchase of the entire issued share capital of the Company, between the Purchaser and, amongst others, the Management Warrantors and dated on or about the date of this Deed;
Tax or Taxes means (i) all taxes, levies, duties and imposts and any charges, deductions or withholdings in the nature of tax including taxes on gross or net income, profits or gains and taxes on receipts, sales, use, occupation, development, franchise, employment, value added and personal property, any duties of customs or excise or national insurance or social security contributions, any stamp or transfer duties or taxes on the issue or transfer of any shares or securities, and which shall include in particular any taxes (Steuern) and auxiliary levies (steuerliche Nebenleistungen) as defined in § 3 of the German Fiscal Code (Abgabenordnung), any obligation to repay public allowances (Zulagen) or subsidies (Beihilfen) or real estate transfer tax (Grunderwerbsteuer); (ii) administrative fines; (iii) any secondary liability (Haftungsschulden) or other liability, in particular as a result of any tax sharing, tax indemnity or tax allocation agreement, in respect of any of the foregoing; and (iv) in each case together with any interest, penalty, fine or addition thereto.
Tax Authority means any competent governmental authority in charge of imposing or collecting any Tax;
Tax Claim means a claim under one or more of the warranties set out in paragraph 16 of Schedule 3;
Tax Return means any return, declaration, report, notice or other form relating to any Tax, including any schedule or attachment thereto;
Tax Warranties means the warranties given by the Management Warrantors as set out in paragraph 16 of Schedule 3;
Third Party Claim has the meaning given to in paragraph 109 of Schedule 2;
Transaction Documents means this Deed, the SPA, the Disclosure Letter, all Reports, the contents of the 353 individually answered questions within the q&a forum of the Merrill Datasite, any other documents in Agreed Form;
W&I Policy means the warranty and indemnity insurance policy, if any, procured to be underwritten, at the cost and expense of Purchaser, by the Purchaser at or prior to the Closing Date, which (i) provides insurance coverage for the Costs of Purchaser (subject to the limitations and/or exclusions as may be set forth in such warranty and indemnity insurance policy), (ii) names the Purchaser as the named insured and (iii) does not contain subrogation rights in favour of the insurers (or underwriters) against the Management Warrantors (except in the case of fraud by the Management Warrantors).
Working Hours means 9.30a.m. to 5.30p.m. on a Business Day in the place of receipt of a notice.
2.    Schedules. The Schedules comprise schedules to this Deed and form part of this Deed.
3.    Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

Annex 19.2
Arbitration Agreement
by and among

(1)	THE PERSONS whose names and addresses are set out in columns 1 and 2 respectively of the Schedule to this Agreement
(the Management Warrantors)
and

(2)	Go Daddy Operating Company, LLC a Delaware limited liability company (the Purchaser),
(the Purchaser)
(the Management Warrantors and the Purchaser
the Parties and each of them a Party)

Whereas:

(A)
The Parties have on the date hereof entered into a Management Warranty Deed pursuant to which the Management Warrantors have provided the Purchaser with certain guarantee statements in relation to the sale and purchase of (i) the entire issued share capital of Host Europe Holdings Limited, a private limited company established under Jersey law with registered address at 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH and registered with the JFSC Companies Registry under registration no. 113541, and (ii) certain loan notes issued by Host Europe Finance Co. Limited, a private limited company under Jersey law with registered address at 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH.

(B)
The Parties agree that any dispute, controversy or claim arising from or in connection with the Management Warranty Deed or its validity shall be finally settled by three arbitrators without recourse to the ordinary courts of law.

It is agreed:

1.	Any dispute, controversy or claim arising from or in connection with the Management Warranty Deed or its validity shall be finally settled by three (3) arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) as applicable at the time of filing the claim without recourse to the ordinary courts of law.

2.	The place of arbitration shall be Munich, Germany.

3.	The language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or German language.

4.
The Parties have agreed that the Management Warranty Deed shall be governed by, and construed in accordance with, the laws of Germany without regard to principles of conflicts of laws and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

5.
In the event that mandatory applicable law requires any matter arising out of or in connection with the Management Warranty Deed and its execution to be decided upon by an ordinary court of law, the competent courts in Munich, Germany shall have exclusive jurisdiction.

December 5, 2016

Signed by:
/s/ Patrick Pulvermüller
Patrick Pulvermüller
Group CEO
Signed by:
/s/ Tobias Mohr
Tobias Mohr
Group CFO

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.
PURCHASER
For and on behalf of Go Daddy Operating Company, LLC:

/s/ Scott Wagner
Name: Scott Wagner
Title: President and COO

SCHEDULE 5

UNDERTAKINGS

1.Commencing on the date hereof and continuing through the Closing Date, each Management Warrantor shall use commercially reasonable efforts to prepare (or cause to be prepared) the financial statements of the Group Companies requested by Purchaser, and cause the Group Companies’ auditors to cooperate in the preparation of such financial statements, and shall execute and deliver any certifications, and use commercially reasonable efforts to procure from such auditors any consents, requested by Purchaser regarding the foregoing financial statements, whether in connection with any registered offerings of Purchaser’s securities to the public or otherwise.

2.Without limiting the generality of the foregoing, the Management Warrantors shall use commercially reasonable efforts to provide to Purchaser the following:

a)	at or prior to the Closing Date, the audited financial statements set forth in clause 5.1.6(a) and clause 5.1.6(b) of the SPA.

b)
within 45 days following written notice from Purchaser, unaudited consolidated balance sheet, consolidated statements of income and cash flow of the Group Companies as of June 30, 2016 and for the six-month period ended June 30, 2016, prepared in accordance with IFRS and reviewed in accordance with GAAS.

c)
within 45 days following written notice from Purchaser, unaudited consolidated balance sheet, consolidated statements of income and cash flow of the Group Companies as of September 30, 2016 and for the nine-month period ended September 30, 2016, which have been prepared in accordance with IFRS and which have been reviewed in accordance with GAAS.

d)
within 45 days following written notice from Purchaser, unaudited consolidated balance sheet, consolidated statements of income and cash flow of the Group Companies as of September 30, 2015 and for the nine-month period ended September 30, 2015, which have been prepared in accordance with IFRS and which have been reviewed in accordance with GAAS.

e)
within 60 days following written notice from Purchaser, unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Group Companies as of June 30, 2015, and for the six-month period ended June 30, 2015, prepared in accordance with IFRS and reviewed in accordance with GAAS.

f)
within 60 days following written notice from Purchaser, unaudited consolidated balance sheet and consolidated statements of income of the Managed Hosting Business of the Group Companies as of December 31, 2014 and for the twelve-month period ended December 31, 2014, which have been prepared in accordance with IFRS (except that such unaudited financial statements do not contain footnotes) applied on a consistent basis with the audited financial statements.

g)
within 60 days following written notice from Purchaser, unaudited consolidated balance sheet and consolidated statements of income of the Managed Hosting Business of the Group Companies as of December 31, 2015 and for the twelve-month period ended December 31, 2015, which have been prepared in accordance with IFRS (except that such unaudited financial statements do not contain footnotes) applied on a consistent basis with the audited financial statements.

The financial statements set forth in subclauses (a) through (g) above shall meet the requirements for filing by an affiliate of Purchaser within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission (the SEC).

h)
at or prior to the Closing Date, summary of recent developments of the Group Companies’ business, operations and financial results as of December 31, 2016, including but not limited to Bookings, Revenue, AEBITDA, uFCF and Customers for the twelve-month period ended December 31, 2016, together with any supporting information and/or certifications of officers of the Group Companies requested by the Purchaser.

i)
at or prior to the Closing Date, consent of Deloitte LLP to the filing by Purchaser’s affiliate of the audited financial statements set forth in subclause (a) with the SEC and incorporation by reference into any registration statements of Purchaser’s affiliate, together with a “comfort letter” to be issued by Deloitte in form and substance customary for a U.S. securities offering, covering Deloitte’s audit of the Financial Statements set forth in subclause (a) and review of the financial statements set forth in subclauses (b) and (c) above.

j)
at or prior to the Closing Date, a narrative disclosure, which shall be approved by Deloitte LLP, describing the differences between IFRS as applied to the Group Companies’ financial statements and U.S. generally accepted accounting principles.

3.The Management Warrantors shall provide any other reasonable assistance and reasonable information as may be requested by Purchaser in connection with the review of such financial statements.

4.As promptly as practicable following the Closing, the Management Warrantors shall provide to the Purchaser a consolidated balance sheet of the Group Companies as of the Closing Date, prepared in accordance with IFRS and reviewed in accordance GAAS.

5.Purchaser shall indemnify and hold harmless each Management Warrantor from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the foregoing undertaking, except to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise out of or in connection with the gross negligence, wilful misconduct, bad faith or fraud by the relevant Management Warrantor.

6.The Management Warrantors shall cause the Group Companies to comply with the covenants in clause 10.2.1 of the SPA and clause 10.2.3 of the SPA.

Commencing on the date hereof and continuing through the Closing Date, each Management Warrantor shall use their respective commercially reasonable efforts to cause each the lenders of the Group Companies (prior to the Closing Date) to submit to the HM Revenue & Customs all paper that is necessary or reasonably desirable to enable the Group Companies to obtain an exemption or clearance from the withholding tax that is, as of the date hereof, estimated to be approximately EUR 7,000,000. Further, at the same time, and as part of the exemption application process described in the previous sentence, each Management Warrantor will apply to HMRC for prospective exemption to cover the entire period for which the loan is expected to be outstanding.

IN WITNESS whereof this Deed has been duly executed by the parties and is intended to be and is hereby delivered on the date first above written.

SIGNED by        ) SIGNATURE:     /s/ Patrick Pulvermüller
PATRICK PULVERMÜLLER    )

SIGNED by        ) SIGNATURE:    /s/ Tobias Mohr
TOBIAS MOHR        )

IN WITNESS WHEREOF, the parties hereto have executed this Deed as of the day and year first written above.

PURCHASER
For and on behalf of Go Daddy Operating Company, LLC:

/s/ Scott Wagner
Name: Scott Wagner
Title: President and COO